Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,		
	2004	**2003**	**2002**
EARNINGS PER SHARE (000's, except per share data)			
Net Income	**$8,226**	$7,958	$6,088
Less: Dividend Requirements on Preferred Stock	**215**	236	253
Net Income Applicable to Common Stock	**$8,011**	$7,722	$5,835
Average Number of Common Shares Outstanding—Basic	**5,509**	4,878	4,744
Dilutive Effect of Stock Options* and Restricted Stock	**16**	18	18
Average Number of Common Shares Outstanding—Diluted	**5,525**	4,896	4,762
Earnings Per Share—Basic	**$ 1.45**	$ 1.58	$ 1.23
Earnings Per Share—Diluted	**$ 1.45**	$ 1.58	$ 1.23

*   Assumes all options were converted to common shares per SFAS 128.